NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

July 2, 2025

Lulu Cheng

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metavesco, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed June 10, 2025
File No. 024-12608

Dear Ms. Cheng:

This is in response to the letter of comment of the Staff dated June 27, 2025, relating to the captioned Amendment No. 1 to the Offering Statement on Form 1-A of Metavesco, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A

General

Comment No. 1: We note your response to prior comment 1, your revised disclosure and your disclosure on the cover page that “[r]eferences herein to the ‘Offered Shares’ include the Selling Shareholder Offered Shares, unless the context requires otherwise. (See ‘Use of Proceeds,’ ‘Plan of Distribution’ and ‘Selling Shareholders’).” Please consider whether the context of each use of “Offered Shares” is sufficiently clear or whether further revision would be appropriate.

Please be advised that the disclosure has been revised throughout to clarify “Offered Shares” as being either “Company Offered Shares” or “Selling Shareholder Offered Shares.”

Comment No. 2: We note your response to prior comment 2, your revised disclosure and continued use of the midpoint of your price range in certain portions of your offering statement, and we reissue. Please revise Part II of your offering statement to consistently use the upper end of your price range. Please further note that there is a discrepancy on your cover page with respect to the upper end of your price range, and revise as appropriate. Finally, please ensure that the midpoint used in your Part 1, Item 4 disclosure is accurate.

Please be advised that the upper price from the price range has been applied throughout the disclosure. With respect to Part I, Item 4, please be advised that the value of 0.0008 has been included, inasmuch as the EDGAR filer has advised that the system does not allow for a fifth decimal place. The Company determined to round up from the $.0075 midpoint price.

Comment No. 3: We note your Part I, Item 4 disclosure only includes the Company Offered Shares in the “number of securities offered.” Please revise to include the total number of shares being qualified under your offering statement.

Please be advised that Part I, Item 4 has been revised, in response to such comment.

Comment No. 4: We note your response to prior comment 4 and revised disclosure. Please further revise the table on the cover page to include the amount of interest being qualified when referencing the principal amount of the Subject Convertible Notes being qualified. Additionally, please consider whether you should clarify throughout your offering statement.

Please be advised that, throughout the document, the disclosure has been revised to include references to the amount of interest that could be paid by the Company through the issuance of Conversion Shares.

Comment No. 5: We note your response to prior comment 7 and revised disclosure, and we reissue in part. Please add Puerto Rico to your Item 5, Part I disclosure or delete the same from page 21 of your offering statement.

Please be advised that Item 5, Part I has been updated to include Puerto Rico.

Comment No. 6: We note your response to prior comment 8 and revised disclosure. Please note that Rule 506(b) is not listed as an exemption relied upon for the disclosed issuances of unregistered securities. Please reconcile this discrepancy. We further note the common stock issuances disclosed on page F-31. Please confirm that such issuances are included in your Part I disclosure, or revise as appropriate. Similarly, please ensure that all sales of unregistered securities listed in your Part I disclosure are disclosed in your offering statement, as applicable.

Please be advised that the disclosure has been revised, in response to such comment. Please be further advised that, in the same vein as indicated in the Company’s response to Comment No. 2, the presentation of the response to this comment is also affected by the EDGAR filer’s advice that the system does not allow for a line item “(d)” following each of the seven line items “(c).” Due to this system-based limitation, the Company has listed the relied-upon exemption in the single line item “(d).”

Comment No. 7: We note your response to prior comment 10 and revised disclosure, and we reissue. We note your disclosure on the cover page and elsewhere that the Subject Convertible Notes will convert “at the election of their respective holders.” Please revise to ensure that your offering statement is consistent throughout and that any discrepancies in your disclosures are reconciled.

Please be advised that the Subject Convertible Note issued in favor of NLF Support Services, LLC has been amended to remove the “automatic conversion” feature. The disclosure has been revised accordingly throughout the document.

Plan of Distribution

Procedures for Subscribing, page 21

Comment No. 8: We note your response to prior comment 11 and reissue in part. Specifically, we note your disclosure that in connection with determining whether to accept or reject a subscription you intend to consider, among other things, your “then-current need for a cash investment” and “the state of the securities markets, in general, and the market for [your] common stock, in particular.” Please confirm your understanding that Rule 251(d)(3)(i)(F) is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. Relatedly, please also confirm your understanding that in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times.

Please be advised that the subject disclosure has been revised, in response to such comment. Additionally, please be advised that the Company understands that Rule 251(d)(3)(i)(F) is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. Further, please be advised that the Company understands that, in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times and that the Company intends to administer the offering in compliance with such strictures.

Notes to Unaudited Financial Statements

Note 2 - Significant Accounting Policies

Principles of Consolidation, page F-6

Comment No. 9: Please reconcile your description of Epic Labor, Inc. here as a Wyoming corporation with your descriptions elsewhere of Epic Labor, Inc. as a Georgia corporation.

Please be advised that the disclosure relating to the two Epic Labor, Inc. corporations has been revised, to state that the Wyoming corporation wholly-owned by the Company purchased assets from the Georgia corporation not owned by the Company.

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: Metavesco, Inc.